Mail Stop 4561

October 4, 2006

Roy Trivett
President and Chief Executive Officer
Visiphor Corporation
Suite 1100 – 4700 Kingsway Burnaby
British Columbia V5H 4M2

> **Re:** **Visiphor Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 000-30090**

Dear Mr. Trivett:

We have reviewed your response letter dated September 1, 2006 and the above referenced filings and have the following additional comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operations

Results of Operations for the three-month period and year ended December 31, 2005
compared to December 31, 2004, page 25

1.   We note your response to comment number 1 in your letter dated September 1,
       2006. Further explain the usefulness of presenting your non-GAAP measures.
       Alternatively, if you are unable to justify the usefulness of your non-GAAP
       measures, avoid presenting these measures in future filings. As part of your
       response, address the following:

       •   You indicate that the non-GAAP measures are not used to evaluate
           performance. It appears that if these measures are presented to compare your
           results to past periods and estimate possible future results, this would be a
           measure of performance. Further explain how comparison to past periods and
           estimating future results is not an evaluation of your performance.

       •   If the non-GAAP measures are used to evaluate performance, further justify
           why excluding recurring items such as stock compensation and amortization
           expense is a proper reflection of your operating results. Refer to Questions 8
           and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP
           Financial Measures.

       •   Alternatively, if the non-GAAP measures are used to evaluate liquidity, as
           referenced in the first paragraph of your response in which you indicate that
           the non-GAAP measures are used to evaluate whether the Company is
           generating sufficient cash flow, tell us why cash flow from operations is not
           the most directly comparable GAAP measure rather than net income.

       •   You indicate that certain non-cash transactions, specifically amortization
           expense and stock-based compensation expense are excluded from the non-
           GAAP measures. Tell us what other non-cash transactions are included in the
           non-GAAP measures and why it is useful to only exclude certain non-cash
           transactions.

       •   You indicate that amortization expense is excluded from the non-GAAP
           measures because it is a cost of two of your acquisitions. Explain why
           excluding only some of the acquisition costs from the non-GAAP measures is
           useful to investors if there are other costs of acquisitions that are not being
           eliminated from each measure.

- Provide us with any proposed modified language to be included in future filings to address the items above.

Item 8A. Controls and Procedures, page 59

2. In response to comment number 4 in your letter dated September 1, 2006, you have described the specific steps the company has taken to remediate the material weaknesses identified by your independent auditors and how management considered these material weaknesses in its assessment of the effectiveness of disclosure controls and procedures. In regard to these actions and the implications on your assessment of disclosure controls and procedures, tell us how you plan to address the disclosure requirements of Item 308(c) of Regulation S-B. Provide us with any proposed revisions to your disclosures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief